CANNEX COMPLETES FUNDING OF US$2.5 MILLION JETTY NOTE

Cannex to support continued growth of strong Jetty brands in California

VANCOUVER, BC, April 16, 2018 -Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce that further to its April 9, 2018 news release regarding its in-progress100% acquisition of Oakland, California-based Ametrine Wellness Inc., dba Jetty Extracts (“Jetty”), the Company has now completed the funding of a US$2.5 million interest-bearing secured 30-month convertible note (the “Convertible Note”). The Convertible Note, which provides for a second tranche of US$2.5 million being released to Jetty upon the completion of certain agreed-upon performance targets, is convertible into Class A voting shares of Jetty at Cannex’s option.

The primary use of proceeds for the Convertible Note is to fund working capital, capex and inventory expansion to meet the increasing demand in California for Jetty’s consumer branded products. Jetty enjoys a number of strong brands in the California, including Jetty Gold vaporizer cartridges, Jetty PAX Era pods, Jetty’s patent pending Dablicator™ and MindTricksTM artisanal toffee, which was recently featured in Rolling Stone Magazine, and which has consistent 5-starreviews as one of California’s best edibles. Jetty is focused on acquiring additional shelf space and building brand equity across California. Jetty also plans to focus on building strategic business development relationships to grow it’s leading position in the state.

“We are very pleased to have funded this note for Jetty to support their near-term growth targets,” said Anthony Dutton, Cannex CEO. “We are fortunate that as a cash-flowing company with a strong balance sheet, Cannex is able to fund this kind of opportunity internally. It has been Cannex’s consistent position that recognizable consumer brands, developed and marketed by strong operators focusing on financial metrics will ultimately lead the market. The combination of Jetty and Cannex is exceptionally strong in this regard and we look forward to executing on our California expansion plans with Jetty”.

“We are excited to begin the first stage of our partnership with Cannex”, noted Jetty CEO and co-founder Ron Gershoni. “Cannex’s capital support will allow Jetty to continue to grow its market share, and take advantage of a currently fragmented but rapidly growing California market. We will be immediately deploying this capital in accordance with our strategic plan.”

California is poised to become one of the largest cannabis markets in the world, with projected revenues of US$6.8 billion by 2021 (according to ArcView) and with branded edibles and derivative cannabis products taking an increasingly large share of the market. BDS Analytics predicts that by the same year, California will collect up to US$1.4 billion from taxes on recreational marijuana purchases alone.

Cannex’s proposed acquisition of Jetty (the “Transaction”) is subject to the execution of a definitive acquisition agreement (the “Definitive Agreement”), receipt of applicable corporate approvals, other regulatory and/or governmental approvals, and a number of other conditions, including, but not limited to final due diligence by the respective parties. There can be no assurance that the acquisition will be completed as proposed or at all.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

About Jetty Extracts

Founded in 2013, Jetty Extracts is one of the true originals in the California Extracts market. Jetty began its operations in San Diego, California with a focus on craft and innovation while applying a strict adherence to compliance, fiscal responsibility, environmental concerns and community commitment (with a little time for some surfing in between). Today, Jetty’s 60-plusemployees work in San Diego and the company’s 12,000 sq ft Oakland, California headquarters and production facility, utilizing the latest technology to create its additive- and pesticide-free oils including its whole-plant terpene Gold cartridges, Dablicator™ and other products. Jetty maintains a partnership with and 50% ownership in, award-winning toffee edible brand, MindTricks™ and operates The Shelter Project, a standalone non-profitthat provides free cannabis to cancer patients www.jettyextracts.com.

Cannex Capital Holdings Inc
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The information in this news release pertaining to Jetty was provided by Jetty. Although Cannex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cannex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed acquisition of Jetty, the interim financing of Jetty, the size of the cannabis market in California, Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.